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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             TTR TECHNOLOGIES, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   87305 U102
                                 (CUSIP Number)


                                 Michel Marechal
                          Yokim Asset Management Corp.
                                c/o Lexinter S.A.
                              24 Route de Malagnou
                           CH 1208 Geneva, Switzerland
                               011-41-22-735-8788
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS.240.13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



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
CUSIP No. 87305 U102
----------------------------------- --------------------------------------------- ------------------------------------

1                                   Name of Reporting Person
                                    S.S. or I.R.S. Identification No.
                                    of Above Person

                                    Yokim Asset Management Corp.
----------------------------------- --------------------------------------------- ------------------------------------
2                                   Check Appropriate Box if a Member of a Group  (a) [  ]
                                                                                  (b) [  ]
----------------------------------- --------------------------------------------- ------------------------------------
3                                   SEC Use Only

----------------------------------- --------------------------------------------- ------------------------------------
4                                   Source of Funds
                                    WC
----------------------------------- --------------------------------------------- ------------------------------------
5                                   Check if Disclosure of Legal Proceedings is
                                    Required Pursuant to Items 2(d) or 2(e)           [ ]

----------------------------------- --------------------------------------------- ------------------------------------
6                                   Citizenship or Place of Organization

                                    British Virgin Islands
----------------------------------- --------------------------------------------- ------------------------------------
Number of Shares             7      Sole Voting Power
Beneficially Owned by Each
Reporting Person With               1,635,468
                             ------ --------------------------------------------- ------------------------------------
                             8      Shared Voting Power
                                    0
                             ------ --------------------------------------------- ------------------------------------
                             9      Sole Dispositive Power

                                    1,635,468
                             ------ --------------------------------------------- ------------------------------------
                             10     Shared Dispositive Power
                                    0
----------------------------------- --------------------------------------------- ------------------------------------
11                                  Aggregate Amount Beneficially Owned By Each
                                    Reporting Person
                                    1,635,468
----------------------------------- --------------------------------------------- ------------------------------------
12                                  Check Box if the Aggregate Amount
                                    in Row (11) Excludes Certain Shares           [  ]

----------------------------------- --------------------------------------------- ------------------------------------
13                                  Percent of Class Represented
                                    Amount in Row (11)

                                    9.9%
----------------------------------- --------------------------------------------- ------------------------------------
14                                  Type of Reporting Person

                                    CO
----------------------------------- --------------------------------------------- ------------------------------------


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Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.001 per share, of TTR Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1091 Boston Post Road, Rye, NY 10580.


Item 2.  Identity and Background.

         (a)- (c) This Amendment No. 2 is filed by Yokim Asset Management Corp.(the "Reporting Person" or "Yokim"). The Reporting Person is principally engaged in financial and investment activities. The principal office of the Reporting Person is located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. To the best of the Reporting Person's knowledge, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person ,and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Schedule A annexed hereto. The information contained in Schedule A is incorporated herein by reference.

         (d)-(e) During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment , decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a corporation organized under the laws of the British Virgin Islands.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funding for the purchase by the Reporting Person of the shares of Common Stock of the Company was general working capital of the Reporting Person.

Item 4.  Purpose of Transaction.

         All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Person may acquire additional shares of Common Stock in the future and such acquisitions may be made in open market purchases, privately negotiated transactions by tender offer or otherwise, subject to availability of the shares of Common Stock at prices which the Reporting Person deems favorable. The Reporting Person has made no final determination with respect to any specific course of action at the present time.


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         The Reporting  Person may also actively seek changes in the composition of the Company's Board of Directors or the filling of any vacancies on such Board of Directors.

         Except as provided herein, the Reporting Person currently has no plan or proposal which relates to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5.  Interest in Securities of the Issuer.

         (a) The number of shares of Common Stock covered is 1,635,468, which constitutes approximately 9.9% of the Common Stock of the Company.

         (b)      See Items 7 through 11 on the cover page.

         (c) On June 24, 2003, the Reporting Person acquired 10,000 shares of the Company's Common Stock on the open market at a price per share of $0.49. Except as set forth herein, during the past sixty (60) days, there have been no transactions in the shares of the Company's Common Stock by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors.

         (d) No other person is known by Yokim to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's Common Stock held by Yokim.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None


                        [Signature appears on next page]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 2003               YOKIM ASSET MANAGEMENT CORP.


                                    By: /s/ Andre Zolty
                                       ---------------------------------------
                                       Andre Zolty, attorney-in-fact


                                    By: /s/ Michel Marechal
                                      ----------------------------------------
                                      Michel Marechal, attorney-in-fact


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                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Yokim Asset Management Corp. Each of the directors and officers set forth below are citizens of the Republic of Panama and are employed by the Law Firm of Mossack Fonseca & Co.

Name and Address                            Title
----------------                            -----

Marta Edghill                               Director and President
c/o Mossack Fonseca & Co.
East 54th Street
Panama City, Republic of Panama

Vianca Scott                                Director and Secretary
c/o Mossack Fonseca & Co.
East 54th Street
Panama City, Republic of Panama



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